FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of  December, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





                                  SCHEDULE 11
          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

---- -----------------------                ---- ------------------------
 1.  Name of company                         2.  Name of director

     COLT Telecom Group plc                      Vincenzo Damiani
---- -----------------------                ---- ------------------------

 3.  Please state whether notification       4.  Name of the registered
     indicates that it is in respect of          holder(s) and, if more than
     holding of the shareholder named in 2       one holder, the number of
     above or in respect of a                    shares held by each of them
     non-beneficial interest or in the case      (if notified)
     of an individual holder if it is a
     holding of that person's spouse or
     children under the age of 18 or in
     respect of an non-beneficial
     interest
                                                 Vincenzo Damiani
---- -----------------------                ---- ------------------------

 5.  Please state whether notification       6. Please state the nature of the
     relates to a person(s) connected with      transaction. For PEP
     the director named in 2 above and          transactions
     identify the connected person(s)           please indicate whether general/
                                                single  co PEP and if
                                                discretionary/non discretionary/
                                                non discretionary
                                                Purchase
---- -----------------------               ---- ------------------------

 7. Number of shares  8. Percentage of     9. Number of       10.Percentage of
    /amount of stock     issued class         shares/amount      issued class
    acquired             (any treasury        of stock           (any treasury
                         shares held by       disposed           shares held by
                         company should                          company should
                         not be taken                            not be taken
                         into account                            into account
                         when calculating                        when
                         percentage)                             calculating


             24,704      <0.01%
---- ------------   ---- ------------       ---- ------------   ---- -----------

11.  Class of         12.  Price per         13.  Date of        14.  Date
     security              share                  transaction         company
                                                                      informed

     Ordinary              44.8036 pence           10.12.2004        13.12.2004
---- ------------    ---- ------------       ---- ------------   ---- ----------

15.  Total holding following this            16.  Total percentage holding of
     notification                                 issued class following this
                                                  notification (any treasury
                                                  shares held by company should
                                                  not be taken into account
                                                  when calculating percentage)

                                  166,866         0.01 %
---- -----------------------                ---- ------------------------

If a director has been granted options by the company please complete the following boxes.
---- -----------------------                ---- ------------------------
17.  Date of grant                          18.  Period during which or date on
                                                 which exercisable
---- -----------------------                ---- ------------------------

19.  Total amount paid (if any) for grant   20.  Description of shares or
     of the option                               debentures involved: class,
                                                 number
---- -----------------------                ---- ------------------------

21.  Exercise price (if fixed at time of    22.  Total number of shares or
     grant) or indication that price is to       debentures over which options
     be fixed at time of exercise                held following this
                                                 notification
---- -----------------------                ---- ------------------------

23.  Any additional information             24.  Name of contact and telephone
                                                 number for queries

     Open market purchase as part of             Adrian Goodenough 020 7947 1677
     non-executive fees
---- -----------------------                ---- ------------------------

25. Name and signature of authorised company official responsible for making this notification

     Adrian Goodenough



Date of notification - 14.12.2004
-------------------------------------------------





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 14 December, 2004                              COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary